UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

TO THE STARS INC.

(Exact name of registrant as specified in its charter)

Delaware	84-3854992
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

315 S. Coast Highway 101, Suite U38
Encinitas, CA	92024
(Address of principal executive offices)	(Zip Code)

(760) 266-5313

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “To The Stars” or “the Company” or “us” or “we” refers to To The Stars Inc. and its subsidiary on a consolidated basis.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

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ITEM 1. THE COMPANY’S BUSINESS

Overview

The Company, together with its subsidiary, is an entertainment media company that was established as a public benefit corporation in 2017. We strive to be a revolutionary collaboration between academia, industry and pop culture to advance society’s imagination, curiosity and understanding of scientific phenomena and other mysteries of the universe. Our founders include a next-generation physicist, a career intelligence officer and an award-winning content creator and we specialize in creating, acquiring and commercializing entertainment intellectual property (“IP”) that is informed by the vast knowledge and experience of our own scientific advisory board.

Our Company’s scientific advisory team of distinguished scientists, academics and former US Government insiders that are able to leverage their expertise and connections to prestigious institutions and access credible information to help inform and inspire compelling original content. They also help us continue our public benefit initiative of education, awareness and support of scientific advancement and decoding some of the biggest mysteries in the universe. This includes, but is not limited to, public outreach through mainstream media about facts and exciting theories surrounding unidentified aerial phenomenon, in-depth academic discussions about scientific mysteries through our own podcast series and supporting advanced scientific research, engineering and academic initiatives that could benefit humanity.

The Company operates primarily through its wholly owned subsidiary, To The Stars Media Inc. (“TTSM”), an award-winning content producer, independent publisher and consumer branded-product creator with strong worldwide, direct-to-consumer distribution. TTSM licenses and develops original intellectual property that spans film, television, books, music and merchandise.

Our Mission

Our mission is to be a vehicle for change by inspiring a newfound appreciation and understanding of the profound, yet unresolved, mysteries of the universe that can have a positive impact on humanity. We are working to achieve our mission by combining the power and community of entertainment media with the knowledge and curiosities of our dedicated scientific advisory board. With the Company’s access to both credible and incredible information, we offer informed storytelling where the line between science and science fiction is often blurred. Our goal is to create stories with authenticity and legitimacy that matter historically and culturally.

Principal Products and Services

Film & Television/Streaming Series

The Company produces and licenses original stories across a variety of genres from science fiction to comedy and formats, including scripted or animated. There are approximately 19 projects in full-length feature films and television or streaming series at various stages of development at the time of this report. TTSM’s percentage of ownership and participation will vary depending on if the project is self-funded, co-funded by our production partner Cartel Pictures or includes a third-party financier. Program development is directed by TTSM and carried out in collaboration with writers, producers and creative teams. For any piece of content there are numerous strategic distribution paths and revenue streams to exploit. The main sources include producer fees and revenue participation once profit is attained after monetizing through domestic box office, streaming (subscription video on demand, advertising-based video on demand, transactional video on demand), international distribution, resell and reuse fees, merchandising, sequels/prequels/remakes/spinoffs and library. The main expenses in film and television include production budget, interest, distribution fees, overhead, marketing, publicity and advertising.

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In October 2020, the script for the feature film ‘Monsters of California’ was sold to MOCA LLC (“MOCA”), a single purpose LLC co-owned by our CEO’s company, My Films LLC (“My Films”), and our director Stan Spry’s company Cartel Pictures. The feature film is co-financed by My Films and Cartel Pictures. Once certain financial targets have been reached, TTSM receives a script fee and shares in backend participation of profits. Screen Media acquired the worldwide rights to the film in October of 2022 and released it in theaters and on-demand in the U.S. on October 6th, 2023. MOCA LLC re-acquired the rights to the film and are currently working on plans for a streaming partner and international release.

On March 24, 2021, the Company officially signed a co-production agreement with Cartel Pictures to bring together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Stan Spry’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories. As of the time of this filing, there are many different projects at various stages of development across feature films, TV or streaming series, live action and animated.

In May 2022, Legendary Television, a division of the leading mass media company Legendary Entertainment, acquired the rights to the Sekret Machines sci-fi thriller novels for television series development. Dan Farah (Ready Player One, The Shannara Chronicles), who brought the project to Legendary, and Tom DeLonge will executive produce the adaptation of the popular books under To The Stars Media. In 2023, script drafts continued to be written in the time period outside the SAG-AFTRA strike.

In August 2022, the Company announced that Tubi will expand its adult animated programming, giving a green light to Breaking Bear, an adult animated comedy series from The Wild and Wonderful Whites of West Virginia director Julien Nitzberg, Creepshow producer Cartel Entertainment, and Blink-182 frontman Tom DeLonge’s To The Stars Media. Tubi is an American over -the-top content platform and ad-supported streaming service owned by Fox Corporation. In 2023, development continued in the time period outside the SAG-AFTRA strike.

In 2023, the Company continued developing its intellectual property projects under our Cartel Pictures co-production agreement, completing multiple scripts prior to the WGA strike that commenced on May 2, 2023. Other projects in development that fell outside the WGA or SAG-AFTRA strike continued to make progress. The strike ended on September 25, 2023 when the WGA announced a tentative agreement that could end the strike and suspended picketing.

Books

TTSM is an independent publisher with a retail distribution deal with Simon & Schuster. We sell our books directly and worldwide through our TTSM online store and digital ebook service providers Apple and Amazon. All other retail channels go through Simon & Schuster. Since 2015, TTS has published a variety of titles now owned under the TTSM brand. This includes the Sekret Machines fiction trilogy, Sekret Machines non-fiction trilogy, Poet Anderson trilogy, Poet Anderson comic books, Poet Anderson graphic novel, Strange Times: The Ghost and the Girl, the children’s picture books The Lonely Astronaut on Christmas Eve, Who Here Knows Who Took My Clothes, Strange Times: The Curse of Superstition Mountain. TTSM also published and has the option to turn into a movie or series Bob Lazar: Dreamland and the two books in the Cathedrals of Glass series. Many of these books serve as the foundation for development in movie and tv/streaming scripts with additional books currently in development.

In 2023, two manuscripts were completed for publishing in 2024.

Trinity, a sci-fi novel written by AJ Hartley and Tom DeLonge and is based on a UFO event that was purported to occur around a nuclear base in the 1960s is slated to be published in June 2024.

The long-awaited third book in the Sekret Machines non-fiction series Gods, Man & War was completed in 2023 and is slated for a fall 2024 release.

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Consumer-Branded Products and Retail

The Company sells its owned brands TTSM, Sekret Machines, Poet Anderson, The Lonely Astronaut on Christmas Eve-branded products directly to its consumers through its ToTheStars Media internet site. It also has the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell Angels & Airwaves and Tom DeLonge-branded merchandise. TTSM also has a licensing agreement to produce and distribute Box Car Racer vinyl.

In 2022, the Company operated autonomously out of a warehouse in Carlsbad, California that required no long-term lease until January 2023 where its fulfillment operations were taken over by the Gnarlywood Group (“Gnarlywood”) in the same location, which also did not require a long-term contract. Gnarlywood handles fulfillment for some of the biggest entertainment groups worldwide under an efficient process that includes robots and personal touch. We believe that this change will allow the Company’s merchandise operation to grow at scale while trimming internal overhead costs associated with fulfillment in the future.

In 2022, the Company continued to sell brand-related products but had no other significant media or consumer-branded releases in 2022. During this period, it focused on accelerating the investment and development of its major media programming in TV and Film which we believe can bring the greatest growth to the Company.

The Company achieved a major milestone in its mission to bring serious scientific scrutiny and mainstream attention to unidentified aerial phenomena when Congress held its first landmark public hearing on UFOs in July 2023. This is considered the most serious acknowledgement by the highest levels of government that listened to hours of testimony from whistleblowers who shared their encounters of objects that defied physics, biological materials they recovered from crafts and illegal retaliation they received when trying to come forward with their story. The Company and its CEO Tom DeLonge were also called out by name during the hearing for initially contacting and helping the whistleblowers come forward. In turn, the Company received international attention and praise with the phrase “Tom Was Right” going viral and ending up on billboards. As part of this acclaim, we launched “Tom Was Right” t-shirts with single day launch sales bringing in the 4th largest day in the online store’s history.

In 2023, the Company accomplished the following:

●	The Company continued developing its intellectual property projects under our Cartel Pictures co-production agreement even though there was a WGA strike during the end of Q2 and for the majority of Q3 2023.

●	The Company released Monsters of California feature film in theaters and on demand.

●

The Company’s online store at ToTheStars.Media achieved a 246% increase in gross sales as compared to the previous year, achieving its biggest year in sales since its 2015 launch. This amount includes $452,628 in deferred revenue from pre-order sales that are due to ship in 2024.

●	The Company accepted the completion of two book manuscripts, Trinity and Sekret Machines Volume 3: War that are being finalized for release in 2024.

●	The Company signed deals for two new novels expected to be completed in 2024 and released in 2025.

●	As of the time of this filing, the Company’s TTS Talks Podcast reached nearly 200,000 downloads.

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●

On Black Friday the Company released its first Limited Edition Tom DeLonge x TTS* Fender Stratocaster in Blackout. With thousands of people live on the site during the 9AM release time and only 300 available, the $1,499.99 guitars sold out in less than one minute.

●	In July, the Company released the Axe Heave White Sticker Stratocaster Fender mini guitar

●	As part of a licensing deal with Fender, the Company released To The Stars* Fender accessories available at Fender.com as part of a larger Tom DeLonge Stratocaster collection.

Our Scientific Advisory Board

Our Company’s advisory team of distinguished scientists, academics and former US Government insiders that are able to leverage their expertise and connections to prestigious institutions and access credible information to help inform and inspire compelling original content. They also help us continue our public benefit initiative of education, awareness and support of scientific advancement and decoding some of the biggest mysteries in the universe. This includes, but is not limited to, public outreach through mainstream media about facts and exciting theories surrounding unidentified aerial phenomenon, in-depth academic discussions about scientific mysteries through our own podcast series and supporting advanced scientific research, engineering and academic initiatives that could benefit humanity.

The A.D.A.M. Research Project:

In July 2018, the Company launched the A.D.A.M. Research Project, an academic study focused on exotic materials for technology innovation. A.D.A.M. is an acronym for the Acquisition and Data Analysis of Materials. Within one year this division acquired a collection of material samples reported to come from advanced vehicles of unknown origin from all over the world. In July 2019, we purchased multiple pieces of metamaterials and an archive of initial analysis and research for materials whose structure and composition were not from any known existing military or commercial application. The ownership of these assets would allow rigorous scientific evaluations to determine their function and possible technology applications. In 2023, the Company continued its work in this area as it relates our Collaborative R&D Agreement with the U.S. Army.

U.S. Army Collaborative Research and Development Agreement

In 2019, we entered into a Collaborative Research and Development Agreement with the U.S. Army’s Combat Capabilities Development Command (“USACCDC”) to advance developments in material science, space-time metric engineering, quantum physics, beamed energy propulsion and active camouflage. After the pandemic halted research for most of 2020 and 2021, in 2022, the USACCDC continued to focus on testing the anomalous materials that we provided to them in order to determine the possible uses in a military or civilian environment. This program is a major component of our public benefit mission to advance and support scientific research related to scientific mysteries. In 2023, with the help of a National Lab, the Army concluded its laboratory testing. The Company is now working on having our own team of scientists gain access to the report.

Public Benefit Corporation

We operate in a manner that balances the stockholders’ pecuniary interests, the best interests of those materially affected by the Company’s conduct, and the public benefits identified in the Company’s certificate of incorporation.

We have consistently expanded initiatives that advance the understanding of human knowledge about scientific phenomena while educating and informing the public. This includes educating policymakers in the U.S. Government, including our work to inform high-level decision making in the Department of Defense that may lead to the Navy issuing official guidelines for reporting UAPs. This is the first step for better reporting, better data and better research for the future of understanding the phenomenon. Our continued efforts to gain awareness and credibility for UAP research was validated by the official release in April 2020 from the Pentagon of three videos previously released by us that received over 28 million views. The Pentagon also officially confirmed the videos were factually considered Unidentified Aerial Phenomenon for the very first time. We then embarked on a press tour to engage the public and commend the Department of Defense and hope that they continue educating the public to better understand these phenomena. The Unidentified Aerial Phenomena Task Force was also subsequently approved in August 2021, by Deputy Secretary of Defense David Norquist as part of the Department of Defense 2021 Defense Authorization Act. In May 2022, for the first time in half a century, the House Intelligence Committee’s Counterterrorism, Counterintelligence and Counterproliferation subcommittee held a hearing on unidentified aerial phenomena that have been observed by military pilots and others over the past couple of decades.

Congress then held its first landmark public hearing on UFOs in July 2023. This is considered the most serious acknowledgement by the highest levels of government that listened to hours of testimony from whistleblowers who shared their encounters of objects that defied physics, biological materials they recovered from crafts and illegal retaliation they received when trying to come forward with their story. The Company and its CEO Tom DeLonge were called out by name during the hearing for initially contacting and helping the whistleblowers come forward. The fact that this was a public hearing in a manner that is in line with our push for transparency for the benefit of the public.

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In December 2023, the years groundbreaking progress for disclosure was completed with the passing of the UFO Disclosure Bill which directs the government to disclose to the public what it knows about unidentified aerial phenomena. Since our inception the To The Stars leadership and advisory team had been advocating for a report and even recommended specific draft language to help guide legislatures

In 2020, we launched the TTSA Talks program to bring awareness and education to its mission by publishing conversations and interactive question and answer sessions with experts and other stakeholders. The program commenced in May 2020 with former Deputy Assistant Secretary of Defense for Intelligence and TTSA Advisor at the time, Chris Mellon, engaging in a live Q&A session on Twitter to answer people’s questions. We continued the program in 2022 with a three-part series of an academic discussion of the history and complexity of unidentified aerial phenomena as it relates to our non-fiction series Sekret Machines: Gods, Man & War, hosted by scholar and author Peter Levenda and former intelligence official Jim Semivan. All podcasts can be viewed on the Apple Podcasts website or app. As of April 2024, the podcast reached over 200,000 downloads, and in early 2024, the podcast continued with a two-part series when our CEO and visionary, Tom DeLonge, was interviewed by Jim Semivan to discuss scientific and theoretical studies on the phenomenon that play on the intersection of science, religion and consciousness.

Market

Globally, according to PricewaterhouseCoopers’s 2023-2027 Global Entertainment and Media Outlook perspectives report, total global entertainment and media (E&M) revenue rose 5.4% in 2022, a deceleration in growth from the 10.6% growth rate in 2021 when industry was rebounding from COVID-19 pandemic. Consumer spending on E&M will grow at 2.4% CAGR between 2022 and 2027, outpacing global economic growth forecasts until 2026.

E&M products are becoming more digital and less expensive to create and distribute while content competition among digital providers is increasing. This means consumers will consume more content but they won’t have to spend more in doing so.

●	After jumping 45% in 2021-2022, 2023 was ‘the year of efficiency’ where aggregate content spending by global streamers like Netflix, Apple and Amazon, is projected to rise to $26.5 billion in 2023, an increase of 14%.

●	Consumers are eager to return to in-person events and as such, cinemas are expected to reach pre-pandemic levels by 2025 to $43 billion, up from $39.4 billion in 2019, the pre-pandemic high.

●	According to Grand View Research Book Market & Trend Report, the global books market size was valued at USD 144.67 billion in 2023 and is expected to expand at a compound annual growth rate (CAGR) of 1.8% from 2024 to 2030. Increasing consumer spending on books supported by rising incomes and interest, as well as continued innovations in the format that have enhanced the overall reading experience, are among the key factors boosting the market.

Brand Visibility

Our Company has a high brand visibility due to our strong social networking strategies and followers. Our combined social media followings including for Tom DeLonge, Angels & Airwaves, To the Stars, and other original brands as of March 31, 2024 are as follows:

●	Facebook – 1,779,400
●	Twitter – 996,000
●	Instagram – 1,749,000
●	YouTube – 397,300

Competition

The Company’s media and entertainment business competes with all forms of entertainment. A significant number of companies produce and/or distribute theatrical and television films and exploit products in the home entertainment market. We also compete to obtain creative and performing talent, story properties and advertiser support that are essential to our success. The success of entertainment operations is heavily dependent upon public taste and preferences. In addition, operating results fluctuate due to the timing and performance of releases in the theatrical, home entertainment and television markets. Release dates are determined by several factors, including competition and the timing of vacation and holiday periods.

The Company’s internet websites and digital products compete with other websites and entertainment products. The licensing and retail business compete with other licensors, retailers and publishers of character, brand and celebrity names, as well as other licensors, publishers and developers of online video content, internet websites, other types of home entertainment and retailers of consumer-branded merchandise. The licensing, retail and wholesale businesses are influenced by seasonal consumer purchasing behavior, which generally results in higher revenues during the Company’s fourth quarter, and by the timing and performance of theatrical releases and programming broadcasts. Revenues fluctuate based on the timing of releases and performance of our digital media content, viewership levels and digital platforms, and the demand for content.

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TTS competes for consumer discretionary spending on entertainment and media products and services. Many companies operate in entertainment media in the wider sense. Examples include:

●	Marvel. Marvel is a wholly owned subsidiary of The Walt Disney Company and has a library of over 8,000 characters featured in a variety of media. Marvel utilizes its character franchises in entertainment, licensing and publishing.

●	DC Comics. DC Comics is a subsidiary of Warner Bros. Entertainment, a division of Time Warner, and is one of the largest and oldest American comic book companies and produces multi-media material featuring its comic book characters.

●	LucasFilm. LucasFilm (acquired by The Walt Disney Company in 2012) is among the world’s leading entertainment service companies and a pioneer in visual effects and sound across multiple mediums.

As with the above-listed competitors, our entertainment media has a loyal fan base that is invested in its branded franchises, while our competitors have a longer history and superior resources that may be put to use to offer lower prices, even to uneconomic levels that the Company cannot match.

Employees

As of April 26, 2024, we have five employees all of whom are employed in TTSM, and some of our employees provide services to both TTSM and the rest of the Company.

Intellectual Property

We continue to evaluate appropriate intellectual property protection for its commercial branding.

‘To The Stars’ and ‘To The Stars Academy of Arts and Science’ are registered trademarks of the Company.

TTSM also has an established trademark and copyright portfolio for its brands and regularly consults with intellectual property counsel to protect that portfolio of new and existing properties. TTS also relies on content, logos, and designs related to our brands, as seen on our website, www.tothestars.media.

TTSM executed a co-existence agreement with Gildan Apparel, trademark rights-holder of certain ‘Secret’ word marks in Canada in relation to TTS’s ‘Sekret Machines’ mark.

Litigation

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

Management of TTS is not aware of any other pending or threatened legal actions relating to its intellectual property, conduct of its business activities or otherwise.

THE COMPANY’S PROPERTY

The Company currently has no significant property.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company’s primary focus of business is through our subsidiary To The Stars Media Inc. (“TTSM”) TTSM creates and licenses original content across a variety of media platforms including music, books, movies and television. TTSM also manufactures brand-related novelty merchandise, sold direct to consumers primarily through its own e-commerce channel. Existing products may be found at www.tothestars.media. The Company is concentrated on original entertainment content informed by its scientific advisory board. The board also helps the Company to carry out its public benefit initiatives of education, awareness and support of scientific research and advancement to decode some of the biggest mysteries in the universe.

TTS is a vertically integrated entertainment company that creates, produces, and distributes original and licensed multi-media content, including music, books, and film. We measure performance of that business by profit, profit margin, sell-through rate, daily sales revenue, number of orders/customers, average order value, average value engagement ratios (number of people engaging in content or spending time on site), user conversion ratio, customer acquisition cost, customer satisfaction and retention, repeat purchases, email campaign indicators (e.g., open rate, click-through rate, user conversion), and customer engagement, including social media impressions, interaction, click-through, and time spent on site. The Company has an e-commerce platform on which it sells full assortment of the Company’s branded digital products and physical merchandise.

We recognize revenue related to the sales of products and services in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to our customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. Revenue is recognized from our in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, we recognize revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis.

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which do not meet the criteria for capitalization.

RESULTS OF OPERATIONS

Results for the Years Ended December 31, 2023 and 2022

Our revenues for the year ended December 31, 2023 (“FYE 2023”), were $1,695,864 compared to $689,174 for the year ended December 31, 2022 (“FYE 2022”), a 146% increase. The 2023 increase in net revenues was primarily attributable to higher direct-to-consumer sales on the Company’s e-commerce platform, due to an increase in limited-edition product releases as well as logo-driven t-shirts that were marketed on music tours during FYE 2023.

During FYE 2023, book, music and merchandise sales accounted for 7%, 0% and 82% of the Company’s revenues, respectively. While during the same period in 2022, book, music and merchandise sales accounted for 17%, 2% and 79% of the Company’s revenues, respectively. The change in the make-up of our revenue was due to no new music or book releases during 2023. TTS grew our customer base FYE 2023 with 74% of our sales coming from first-time purchases. In FYE 2023, over 90% of the Company’s revenues were derived from its online operations.

Cost of revenues in FYE 2023 was $1,028,535, a 113% increase from $482,771 in FYE 2022. The increase in cost of revenues during FYE 2023 was primarily attributable to the higher sales volumes realized by the Company during FYE 2023. Gross margins increased from 30% in FYE 2022 to 39% in FYE 2023. The increase in gross margins was due to the increase of product sales of TTS wholly-owned products.

The Company’s operating expenses consist of general and administrative expenses, sales and marketing expenses, stock-based compensation expense and depreciation and amortization. Operating expenses in FYE 2023 decreased to $772,099 from $1,545,915 in FYE 2022, or 50%. The decrease in operating expenses was due to a decrease in stock-based compensation of $633,571 in FYE 2023 over FYE 2022, which was the largest operating expense in FYE 2022 at $706,586. These amounts relate to compensation given as stock-based awards, including stock options, warrants and restricted stock grants, and are measured at fair value on the date of grant and recognized over the associated vesting periods.

Other components of operating expense decreased as follows: Sales and marketing expenses decreased by $120,628 (35%) due primarily to decreased payroll costs; General and Administrative expenses decreased $2,270 (0%); and Depreciation and Amortization expenses decreased by $17,347 (48%) due to maturing assets.

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The Company’s interest expense increased in FYE 2023 to $39,517 from $13,284 in FYE 2022. This increase was due primarily to the Gravity Holdings convertible notes increased principal and longer holding period.

As a result of the foregoing factors, the Company’s net loss from operations was $143,387 in FYE 2023 compared to $1,351,896 in FYE 2022. The majority of this improvement was due to higher gross profit and lower stock-based compensation expense (See Note 5 of the Audited Financial Statements). Like many early-stage companies, the Company has compensated certain people in stock as opposed to cash.

LIQUIDITY AND CAPITAL RESOURCES

We expect to incur substantial expenses and generate continued operating losses until we generate revenues sufficient to meet our ongoing costs. Thus, until we can generate sufficient cash flows to fund operations, we are dependent on raising additional capital through debt and/or equity transactions.

At December 31, 2023, the Company had total current assets of $763,807. Current assets consisted primarily of $593,310 in cash, $26,107 in accounts receivable, $95,014 in inventory, $13,293 in prepaid author royalties, and $36,083 in other current assets primarily consisting of prepaid insurance.

At December 31, 2023, the Company had total current liabilities of $809,003. Current liabilities consisted primarily of accounts payable, current credit card activity, accrued payroll, insurance expenditures, and deferred revenue. The Company reported $452,628 in deferred revenue for preordered merchandise that is expected to ship in May 2024.

At December 31, 2023, we had negative working capital of $45,196 compared with negative working capital of $87,644 as at December 31, 2022.

The Company’s CEO provided additional advances of $95,000 during 2023 in the form of a convertible note. For details see “Interest of Management and Others in Certain Transactions.” There is no guarantee that our CEO will continue to provide capital to our Company.

Until the entertainment and merchandising assets begin to earn more revenue, the Company’s CEO has provided and has indicated their intention to provide additional working capital to the Company through the purchase of notes and other debt obligations, which he converts into shares of the Company’s Class A Common Stock.

The Company also uses the issuance of stock options and other equity awards as a way to reward our employees and encourage retention.

Operating Activities

Cash provided by operating activities was $453,800 for FYE 2023, compared to cash used in operating activities of $549,628 for FYE 2022. The increase in cash flow from operating activities was primarily due to lower net loss and deferred revenue.

Investing Activities

Cash used in investing activities was $15,510 in FYE 2023 as compared to $13,400 in FYE 2022. The increase was related to an increase in purchases of media assets.

Financing Activities

Cash provided by financing activities decreased to $90,116 for FYE 2023, from $525,264 for FYE 2022. During FYE 2023, our financing activities were primarily related to issuance of convertible notes payable. The decrease is attributable to not having an active Regulation A Offering in 2023 and a significant decrease in proceeds from related party notes due to an increase in cash flow from operations.

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Regulation A Offerings

The Company’s fourth Regulation A offering was qualified on March 31, 2022 and was terminated on November 3, 2022. The Company sold approximately 97,757 shares with gross proceeds of $488,790 before offering costs of $418,425.

Indebtedness

Debt with Related Party

Amounts due to Mr. DeLonge under related party transactions totaled $587,412 as of December 31, 2023 and $459,581 as of December 31, 2022. The 2023 and 2022 advances are in the form of Convertible Notes.

Currently, the Company does not have any commitments or assurances for additional capital, other than disclosed above, nor can the Company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the Company, further capital needs are identified and the company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

Convertible Note Purchased by Our CEO

On March 8, 2022, Mr. DeLonge purchased a note that converts to Class A common stock for $300,000.

On December 31, 2022, additional capital contributions made by Mr. DeLonge during 2022 of $150,011 were agreed to be added to the convertible note for a new principal sum of $459,581 that also included accrued interest of $9,570.

During 2023, Mr. DeLonge made additional capital contributions of $95,000 that were added to the convertible note. At the same time, the note was amended so interest expense is to be calculated at maturity and the maturity date is December 31, 2025. The total principal amount of the convertible note at December 31, 2023 is $554,581 and interest expense accrued was $32,831. The interest is payable only when the note is paid in full or converted into shares of Class A common stock.

The note automatically converts into Class A common stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. The note is contingently convertible into common stock upon the occurrence of certain liquidating or financing events. If the note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 489,510 shares of Class A common stock. At any time on or after the Maturity Date, at the election of the Holder, this Note will convert into that number of shares of common stock equal to the quotient (rounded down to the nearest whole share) obtained by dividing the outstanding principal balance and unpaid accrued interest of this Note on the date of such conversion by the conversion price of $1.20. At issuance and at December 31, 2023, the convertible note cannot be converted by terms of the agreement. See also Exhibit 6.25.

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Trend Information

In 2022, the Company made significant advancements in its entertainment initiatives through its Cartel Pictures relationships with many different projects at various stages of active development across TV and Film. In addition, in 2022, the Legendary Television acquired the rights to the Sekret Machines sci-fi thriller novels and Tubi entered into an agreement to develop Breaking Bear, an adult animated comedy series from The Wild and Wonderful Whites of West Virginia, that is a joint venture under the Cartel Co-Production agreement. More information can be found in “The Company’s Business – Principal Products and Services.” The Company is currently evaluating different funding mechanisms, including additional corporate structuring, to accelerate progress, scale and expand, including institutional monies, foundations, private equity and angel investment.

In 2023, we saw continued progress in our entertainment projects that are in their various development stages, including script writing and rewriting for movies and TV. Two of our book manuscripts were completed and scheduled for publishing in 2024 with two more near completion of their first draft. The Company also benefited from its global attention in two high profile events in 2023, including being included in the public UFO Congressional Hearings that live streamed around the world and resulted in mainstream media coverage of our company and its CEO and the effective marketing of our products onstage in one of the biggest US music tours of the year that resulted in a large increase in sales and other product opportunities.

ITEM 3. DIRECTORS AND OFFICERS

As of December 31, 2023, the Company’s executive officers, directors, and significant employees were as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part- time)/full-time
Officers:
Thomas DeLonge	President, Interim Chief Executive Officer	48	Appointed to indefinite term of office. May 25, 2017	Full-time
James Semivan	Vice President Operations	71	Appointed to indefinite term of office. May 25, 2017	Contractor
Louis Tommasino	Treasurer Chief Financial Officer	61	Appointed to indefinite term of office. May 25, 2017	Contractor
Kari DeLonge	Chief Content Officer, President of TTSM	42	Appointed to indefinite term of office. August 9, 2017	Full-time
Lisa Clifford	Secretary	56	Appointed to indefinite term of office. May 25, 2017	Full-time
Directors:
Thomas DeLonge	Director	48	Appointed to indefinite term of office. March 14, 2017
James Semivan	Director	71	Appointed to indefinite term of office. March 14, 2017
Stan Spry	Director	47	Appointed to indefinite term of office. June 14, 2021
J. Christopher Mizer	Director	57	Appointed to Indefinite term of office. May 14, 2019

We are organized as a Delaware public benefit corporation. Under Section 365 of the DGCL, the Board of Directors is required to manage or direct the business and affairs of the Company in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the Company’s conduct, and the specific public benefit or public benefits identified in our certificate of incorporation. A director does not have any duty to any person on account of any interest of such person in the public benefit or public benefits identified in the certificate of incorporation or on account of any interest materially affected by the Company’s conduct and, with respect to a decision implicating the balance requirement discussed above, will be deemed to satisfy the director’s fiduciary duties to stockholders and the Company if the director’s decision is both informed and disinterested and not such that no person of ordinary, sound judgment would approve. Our Amended and Restated Certificate of Incorporation includes a provision that any disinterested failure to satisfy DGCL §365 shall not, for the purposes of Sections 102(b)(7) or 145 of the DGCL, or for the purposes of any use of the term “good faith” in the Certificate of Incorporation or the Bylaws of the Company in regard to the indemnification or advancement of expenses of officers, Directors, employees and agents, constitute an act or omission not in good faith, or a breach of the duty of loyalty.

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Thomas DeLonge – Founder, Chairman of the Board and Interim Chief Executive Officer

Thomas DeLonge is the founder, Chairman of the Board and CEO of the Company. His award-winning entertainment career spans over two decades with music sales of over 25 million records worldwide with the bands he co-founded, Blink182 and Angels & Airwaves. Since 2011 at TTS., Mr. DeLonge has co-authored and published multiple chart-topping books, written and directed both live action and animated films as well as created various multimedia franchises that have expanded into successful merchandise brands. Prior to forming the Company, Mr. DeLonge co-founded Really Likeable People, Inc. (“RLP”), the parent company of multiple international consumer lifestyle brands and the technology platform, Modlife, Inc., which formed in 2007 and empowered artists with digital content monetization tools. Mr. DeLonge has been recognized for his creative endeavors across music, books, and film including awards for Best Group Video at the 2000 MTV Video Music Awards, 2011 Best Director at Athens International Film Festival, 2014 Best Animated Short Film at the Toronto International Short Film Festival, 2016 Best Teen Fiction by the Benjamin Franklin IPBA Book Awards, and 2017’s UFO Researcher Of The Year awarded by The OpenMinds.tv.

James Semivan – Founder, Vice President Operations, Director

James Semivan is a co-founder and Vice President Operations of the Company. Prior to joining us in 2017, Mr. Semivan was, and still is, the owner of a consulting firm called JimSem1, Inc. (formerly JimSem1, LLC), which he founded in 2007 after retiring from the Central Intelligence Agency that year. Since his retirement, Mr. Semivan has been primarily working for JimSem1, where he has been consulting with the Intelligence Community (IC) on a variety of classified topics that include IC Leadership training, CIA Tradecraft training and IC programs for countering weapons of mass destruction. Mr. Semivan retired from the Central Intelligence Agency’s Directorate of Operations after 25 years working as an operations officer both overseas and domestically. He was a member of the CIA’s Senior Intelligence Service. Mr. Semivan has a BS and a BA degree from The Ohio State University and a MA in English Literature from San Francisco State University.

J. Christopher Mizer – Director

J. Christopher Mizer currently serves on our Board of Directors. He has held this position since May 14, 2019. He is the current co-founder of Vivaris Capital and has held such position since Vivaris Capital was established in June of 1998. Vivaris Capital invests in and acquires middle-market businesses in a broad range of industries that are leaders in their market niches. Mr. Mizer serves as the chairman of each of the portfolio companies that Vivaris Capital invests in and guides key strategic decisions and their execution. He began his career as a research assistant with The Center for Economic Issues, a think-tank focused on economic development. Mr. Mizer has taught business strategy, finance and entrepreneurship at the graduate level at Case Western Reserve University, John Carroll University, and the University of California, San Diego and at the undergraduate level at San Diego State University. He earned a B.S. (biology, applied math), B.A. (economics), M.S. degrees (biology - neurogenetics), and MBA (finance, accounting) degrees from Case Western Reserve University.

Louis Tommasino – Treasurer, Chief Financial Officer

Louis Tommasino is our Treasurer and Chief Financial Officer, working with the Company’s subsidiary TTS since 2015 and with its former parent company, RLP, since 2004. He is also the owner of Louis Tommasino CPA & Associates, a firm providing tax services, auditing and financial consulting, including business planning and management services to his clients. Since 1996, he has grown his practice to nine employees with over 500 clients in various industries, including entertainment and bio-tech. He also works with non-profit organizations, trusts, estates, and individuals. He has worked with several small and start-up companies in Arizona and California. He is a member of the American Institute of Certified Public Accountants, the California Society of CPAs, and the Commonwealth Financial Network of Massachusetts. Mr. Tommasino graduated with a Bachelor of Science in Business Administration from Arizona State University and holds a CPA license both in the states of Arizona and California.

Kari DeLonge – Chief Operating Officer, President of To The Stars Media Inc.

Kari DeLonge is the Chief Content Officer for the Company and the President of the Company’s subsidiary To The Stars Media Inc. She served as Chief Marketing and Product Officer of company subsidiary TTS since its inception in 2011, overseeing worldwide media launches including Billboard Top 200 albums, critically acclaimed independent films and award-winning books. Prior to TTS, she served as Product Manager at a technology platform, Modlife, Inc., where she was in charge of content monetization, merchandise manufacturing and distribution, e-commerce as well as multi-channel marketing for major music acts on the platform. Starting in 2000, she served for seven years as Global Marketing Director for consumer lifestyle brands Atticus Clothing and Macbeth Footwear. She holds a BA degree in Accounting and a BBA degree in business and marketing, graduating magna cum laude from the University of San Diego. Ms. DeLonge and Mr. DeLonge are siblings.

13

Lisa Clifford – Secretary

Lisa Clifford is the Secretary of the Company, the Secretary for the Company’s subsidiary TTS and also serves as the Executive Assistant to Tom DeLonge. She has spent her career in entertainment, media and merchandising. Ms. Clifford has served as Mr. DeLonge’s Executive Assistant for the past 14 years, not only managing Mr. DeLonge’s day-to-day schedule of press and meetings, but also his recording and touring schedules. She is also responsible for coordinating projects and events for TTS. Prior to joining TTS, Ms. Clifford performed similar roles at RLP. Ms. Clifford holds a B.A. degree in advertising from California State University, Fullerton.

Stan Spry – Director

Stan Spry has been the Founding Partner and CEO of the Cartel (Cartel Entertainment, Cartel Pictures, Cartel Studios International and Cartel Enterprises) since December 18, 2009. Mr. Spry is a Producer and Literary Manager and represents top tier writers, directors, producers, show runners, and production companies for feature films, television, and new media. Mr. Spry has produced over 125 feature films, television series and television movies over the last nine years and has sold and packaged hundreds more. Mr. Spry has been responsible for developing, producing, selling and/or overseeing approximately $250,000,000 in production. Mr. Spry interfaces with, and does deals with, every studio, network, distribution company and agency in Hollywood. Some of his most well-known projects include the hit series’ Creepshow for AMC, Day of the Dead for Syfy, Twelve Forever for Netflix and feature films like Jeepers Creepers 3, Guns Girls and Gambling and Toys of Terror.

Advisory Board

The Company’s Advisory Board consists of accomplished scientists, researchers, inventors, and former intelligence and governmental officials with a proven track record of success in their respective fields. The Advisory Board is composed of, Dr. Adele Gilpin, Dr. Norman Kahn, Joe Schurman, Dr. Paul Rapp, Chris Herndon, and Dr. Harold E. Puthoff.

Dr. Adele Gilpin

Dr. Adele Gilpin is a scientist with biomedical academic and research experience as well as an active, licensed, attorney. She served on the faculty at the Johns Hopkins Bloomberg School of Public Health, the University of Maryland School of Medicine, and the Medical College of Pennsylvania. She has taught biostatistics, epidemiology, and the design and conduct of clinical trials. Dr. Gilpin led an international team of scientists and physicians in designing and implementing two multi-project programs that were together awarded $10 million by NIH and has designed and conducted multiple clinical trials. Her regulatory law practice focuses on FDA regulated products such as medical devices and pharmaceuticals, and on research law. Since the program’s inception in 2007, Dr. Gilpin has collaborated with the DOD’s Traumatic Injury Research Program at the Uniformed Services University of the Health Sciences. She was awarded the E. Randolph William award for exceptional pro bono service in both 2009 and 2011. She received BA, MA and PhD degrees from Temple University (psychology; quantitative psychology) and a JD from Georgetown University Law Center (cum laude).

Dr. Norman Kahn

Dr. Norman Kahn currently is a consultant on national security matters for the U. S. Government, with a focus on preventing the use of biological weapons of mass destruction/disruption. Dr. Kahn had over a 30-year career with the Central Intelligence Agency, culminating in his development and direction of the Intelligence Community’s Counter-Biological Weapons Program. Dr. Kahn is the recipient of the Agency’s Distinguished Career Intelligence Medal and the Director of National Intelligence’s National Intelligence Distinguished Service Medal. Dr. Kahn has a B.S. degree in biology from the City College of New York and a Ph.D. in oceanography from the University of Rhode Island.

14

Joe Schurman

Joe Schurman is a member of the Company’s Advisory Board. He provides thought leadership within the field of Cloud Native Product Engineering Services focused on artificial intelligence to process and analyze data through machine learning, cognitive services, and intelligent analytics services. He also advises the Company’s research and development initiatives focused on new digital products. He has over 25 years of experience in the information technology industry with organizations that include PricewaterhouseCoopers (“PwC”), Slalom, Microsoft Research, Accenture, IBM and HP. He has experience in research and development, strategy, product engineering, and technology advisory for industry-leading, global, and public sector organizations. Joe is a published author, global speaker and thought leader in areas that include artificial intelligence, communications and cloud computing. Joe is currently a Partner at PwC, a global consultancy and digital solutions provider, where he leads Cloud Product Engineering Services within the Health Industry Advisory organization providing consultation to leading healthcare providers, pharmaceutical, life sciences, and payor organizations focused on genomics and rare disease research, patient experience/consumerism solutions and public cloud enablement. Within the U.S. public sector, Joe has provided software engineering services for several agencies, including NASA, White Sands Missile Testing Facility and Johnson Space Center.

Dr. Paul Rapp

Dr. Paul Rapp is a Professor of Military and Emergency Medicine at the Uniformed Services University and Director of the Traumatic Injury Research Program. He also holds a secondary appointment as a Professor of Medical and Clinical Psychology. He is a past editor of Physica and has served on the editorial boards of the International Journal of Bifurcation and Chaos, Chaos and Complexity Letters, and Cognitive Neurodynamics. Past honors include a Certificate of Commendation from the Central Intelligence Agency for “significant contributions to the mission of the Office of Research and Development.” Dr. Rapp attended the University of Illinois and received bachelor’s degrees in Physiology (minor in Chemistry, Summa cum Laude) and Engineering Physics (Summa cum Laude). He received his Ph.D. from Cambridge University, working under the supervision of Professor Sir James Lighthill in the Department of Applied Mathematics and Theoretical Physics.

Chris Herndon

Chris Herndon is a C-level executive and entrepreneur and currently serves as Chief Operating Officer of TechCentrics, Inc. Previously, he served for more than twenty years in the federal government, most recently as Deputy Assistant to the President and the Director of White House Information Technology. Prior to his position at the White House, Chris held C-Level and senior IT leadership positions with some of Washington DC area’s most respected government systems integrators, including Client Executive for CSRA, Chief Technology Officer for SRA International, Managing Director for MorganFranklin Corp., and COO/Co-Founder of TechCentrics, Inc. He began his career in telecommunications as a Department of the Navy civilian, where he supported organizations such as the National Reconnaissance Office, Office of Naval Research, Office of the Secretary of Defense, and the White House Communications Agency. He holds a B.S. in electrical engineering from the University of Maryland.

Harold E. Puthoff

Dr. Harold E. Puthoff is a co-founder of the Company, and recently left his position on the Company’s board of directors to serve on our Advisory Board. Prior to joining us in in 2017, Dr. Puthoff was, and still is, President and CEO of EarthTech International, Inc. (ETI), and Director of the Institute for Advanced Studies at Austin (IASA), positions he has held since 1985. In those positions, he has published numerous papers on electron-beam devices, lasers and space propulsion and has patents issued in the laser, communications, and energy fields. Dr. Puthoff’s professional background spans more than five decades of research at General Electric, Sperry, the National Security Agency, Stanford University, SRI International, and, since 1985, as President of ETI and Director IASA. Dr. Puthoff regularly serves various corporations, foundations, NASA, and other government organizations as advisor on leading-edge technologies and future technology trends. He earned his Ph.D. from Stanford University in 1967.

15

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For the fiscal year ended December 31, 2023, we compensated our three highest paid executive officers and directors on a consolidated basis as follows:

Name	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)		Total compensation ($)
Kari DeLonge	Chief Operating Officer, President of TTSM	$129,333		$	*	$129,333
Lisa Clifford	Secretary	$75,600	(1)	$	**	$75,600	(1)
J. Christopher Mizer	Director	$30,000			-	$30,000

(1) Half of Ms. Clifford’s salary is paid by My Products LLC. See Item 5. Interest of Management and Others in Certain Transactions.

* Ms. DeLonge has not received any new stock options in 2023. Currently, she holds 785,240 fully vested stock options that have an exercise price of $0.003 per share, and expire on June 6, 2027.

** Ms. Clifford has not received any new stock options in 2023. She has 1,750 stock options that fully vested April 25, 2022, with an exercise price of $0.003 per share, and expire on April 25, 2029.

Stan Spry, who serves as a director on our board, is eligible to receive non-qualified stock options to purchase 150,000 shares of Class A Common Stock at the sole discretion of the Board of Directors, which terms and exercise price will be set at the time of grant. For the fiscal year ended December 31, 2023, J. Christopher Mizer was paid $30,000 in director’s fees. No other directors were compensated for their services as directors in 2023. There were a total of four persons in this group.

Second Amended and Restated Equity Incentive Plan

The Company has an equity incentive plan, the Second Amended and Restated Equity Incentive Plan (the “Equity Incentive Plan”) that allows the board of directors, or a committee thereof, to grant awards consisting of stock options, stock awards, and restricted stock units to employees, non-employee members of the board of directors of the Company or its affiliates, and consultants and other independent advisors who provide services the Company or its affiliates. As of April 26, 2024  , the Equity Incentive Plan was authorized to issue options to purchase 3,791,336 shares of Class Common Stock. As of December 31, 2023, 531,730 shares remain available to be issued under the Equity Incentive Plan. The exercise price of the options issued under the Plan shall not be less than 100% of the fair market value of the Company’s Class A Common Stock on the date of grant. If an option grant is made to an employee that also holds 10% or more of the Company’s outstanding Class A Common Stock, then the exercise price of the option shall be no less than 110% of the fair market value of the Class A Common Stock on the date of grant. For more details, see the Equity Incentive Plan filed as Exhibit 6.20.

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ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets out, as of December 31, 2023, the Company’s voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the Company’s voting securities.

Title of Class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)
Class A Common Stock	Gravity Holdings LLC (3)	8,655,835 shares(4)	N/A	52.16%
Class A Common Stock	Jennifer DeLonge	1,886,008 shares	N/A	11.37%
Class A Common Stock	Directors and Officers as a group	9,852,549 shares(4)	1,086,990 shares (5)	65.92	%(6)

(1) The address for all beneficial owners is c/o To The Stars Inc., 1150 Garden View Road, Box #230393, Encinitas, California 92024.

(2) Based on 13,911,164 outstanding shares of Class A Common Stock, plus 2,685,078 shares of Class A Common Stock subject to outstanding stock option and warrant grants, for a total of 16,596,242 shares of Class A Common Stock on a fully diluted basis and assuming all stock options have been exercised.

(3) The DeLonge Family Trust is the sole member of Gravity Holdings, LLC. Thomas DeLonge is the sole trustee of the DeLonge Family Trust.

(4) This amount does not include shares issuable upon conversion of a convertible note purchased by Mr. DeLonge. The total principal amount of the convertible note at December 31, 2023 is $554,581 and interest expense accrued was $32,831. The note converts into Class A Common Stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. If the note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 489,510 shares of Class A Common Stock. See also “Interest of Management and Others in Certain Transactions.”

(5) Acquirable from the exercise of stock options granted under the Equity Incentive Plan, assuming the vesting of all of the individual owner’s options. For details regarding the Equity Incentive Plan see “Compensation of Executive Officers and Directors – Second Amended and Restated Equity Incentive Plan” and Exhibit 6.20.

(6) This percentage has been calculated based on the amount of shares each executive officer and director owns now, plus the amount that person is entitled to acquire, and assumes all outstanding stock options are vested and exercised.

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ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company has elected not to be governed by Section 203 of the DGCL. Section 203 contains prohibitions from companies engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder. An interested stockholder includes owners of more than 15% of the outstanding voting stock of the Company.

Accounts payable

As of December 31, 2023, there is a balance due to My Products LLC and Thomas DeLonge recorded in the company’s accounts payable in the amount of $7,458 consisting of $7,458 due to My Products, LLC for royalties.

My Products LLC covers 50% of the cash salary or $38,760 paid to the Company’s secretary.

Conversion Note Purchased by Our CEO

On March 8, 2022, Mr. DeLonge purchased a note that converts to Class A common stock for $300,000.

On December 31, 2022, additional capital contributions made by Mr. DeLonge during 2022 of $150,011 were agreed to be added to the convertible note for a new principal sum of $459,581 that also included accrued interest of $9,570.

During 2023, Mr. DeLonge made additional capital contributions of $95,000 that were added to the convertible note. At the same time, the note was amended so interest expense is to be calculated at maturity and the maturity date is December 31, 2025. The total principal amount of the convertible note at December 31, 2023 is $554,581 and interest expense accrued was $32,831. The interest is payable only when the note is paid in full or converted into shares of Class A common stock.

The note automatically converts into Class A common stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. The note is contingently convertible into common stock upon the occurrence of certain liquidating or financing events. If the note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share. At any time on or after the Maturity Date, at the election of the Holder, this Note will convert into that number of shares of common stock equal to the quotient (rounded down to the nearest whole share) obtained by dividing the outstanding principal balance and unpaid accrued interest of this Note on the date of such conversion by the conversion price of $1.20. At issuance and at December 31, 2023, the convertible note cannot be converted by terms of the agreement. See also Exhibits 6.25, 6.27 and 6.28.

ITEM 6. OTHER INFORMATION

None.

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ITEM 7. FINANCIAL STATEMENTS

TO THE STARS INC.

CONSOLIDATED FINANCIAL STATEMENTS

As of

December 31, 2023 and 2022

Together with

Independent Auditors’ Report

19

To The Stars Inc.

20

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

of To The Stars Inc.

Opinion

We have audited the accompanying consolidated financial statements of To The Stars Inc. and subsidiaries (a Delaware corporation), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of To The Stars Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of To The Stars Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about To The Stars Inc.’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of To The Stars Inc.’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about To The Stars Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon
Newport Beach, California
April 26, 2024

F-1

TO THE STARS INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2022

	2023	2022
Assets
Current assets
Cash	$593,310	$64,904
Accounts receivable, net	26,107	25,831
Inventory	95,014	90,004
Prepaid author royalties	13,293	11,833
Other current assets	36,083	45,008
Total current assets	763,807	237,580
Prepaid author royalties, net of current portion	88,283	74,514
Property and equipment, net	1,447	5,635
Media assets, net	13,093	15,047
Investments in joint ventures	118,800	116,300
Other assets	36,000	36,000
Total assets	$1,021,430	$485,076

Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$146,058	$128,653
Deferred revenue	452,628	-
Accrued liabilities	210,317	196,571
Total current liabilities	809,003	325,224
Long-term liabilities
Related party convertible notes and accrued interest	587,412	459,581
Total long-term liabilities	587,412	459,581
Total liabilities	1,396,415	784,805

Commitments and contingencies (Note 4)

Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 91,000 shares authorized; no shares issued and outstanding as of December 31, 2023 and 2022	-	-
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 13,911,164 and 13,909,664 shares issued and outstanding as of December 31, 2023 and 2022, respectively	1,391	1,391
Additional paid-in capital	57,616,223	57,548,092
Accumulated deficit	(57,992,599)	(57,849,212)
Total Stockholders’ Deficit	(374,985)	(299,729)
Total Liabilities & Stockholders’ Deficit	$1,021,430	$485,076

The accompanying notes are an integral part of these consolidated financial statements.

F-2

TO THE STARS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022

Revenues	$1,695,864	$689,174

Cost of revenues	1,028,535	482,771

Gross profit	667,329	206,403

Operating expenses:
General and administrative	459,634	461,904
Sales and marketing	220,298	340,926
Stock-based compensation	73,015	706,586
Depreciation and amortization	19,152	36,499
Total operating expenses	772,099	1,545,915

Operating loss	(104,770)	(1,339,512)

Other income (expenses):
Interest income	2,500	2,500
Interest expense	(39,517)	(13,284)
Total other income (expenses)	(37,017)	(10,784)

Loss before provision for income taxes	(141,787)	(1,350,296)

Provision for income taxes	1,600	1,600

Net loss	$(143,387)	$(1,351,896)

Net loss per share: basic and diluted	$(0.01)	$(0.10)
Weighted average number of shares outstanding: basic and diluted	13,911,164	13,843,795

The accompanying notes are an integral part of these consolidated financial statements.

F-3

TO THE STARS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Class A		Additional		Total Stockholders’
	Common Stock		Paid-in	Accumulated	Equity
	Shares	Amount	Capital	Deficit	(Deficit)
Balance at December 31, 2021	13,811,907	$1,381	$56,886,263	$(56,497,316)	$390,328
Proceeds from Regulation A offering, net of offering costs	97,757	10	75,243	-	75,253
Stock-based compensation	-	-	706,586	-	706,586
Accrued offering costs	-	-	(120,000)	-	(120,000)
Net loss	-	-	-	(1,351,896)	(1,351,896)
Balance at December 31, 2022	13,909,664	$1,391	$57,548,092	$(57,849,212)	$(299,729)

Net costs from Regulation A offering	-	-	(4,888)	-	(4,888)
Stock-based compensation	-	-	73,015	-	73,015
Proceeds from exercise of stock options	1,500	-	4	-	4
Net loss	-	-	-	(143,387)	(143,387)
Balance at December 31, 2023	13,911,164	$1,391	$57,616,223	$(57,992,599)	$(374,985)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

TO THE STARS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(143,387)	$(1,351,896)
Adjustments to reconcile net loss to cash flows used in operating activities:
Depreciation	4,188	4,380
Amortization	14,964	32,119
Stock-based compensation	73,015	706,586
Changes in operating assets and liabilities:
Accounts receivable, net	(276)	66,252
Inventory	(5,010)	12,783
Prepaid author royalties	(15,229)	8,568
Other current assets	8,925	(1,297)
Accounts payable	17,405	(14,697)
Deferred revenue	452,628	-
Accrued liabilities	46,577	(12,426)
Net cash provided by (used in) operating activities	$453,800	$(549,628)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of media assets	(13,010)	(6,800)
Investments in joint ventures	(2,500)	(6,600)
Net cash used in investing activities	$(15,510)	$(13,400)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Regulation A offering	-	488,790
Regulation A offering costs	(4,888)	(413,537)
Proceeds from exercise of stock options	4	-
Proceeds from related party convertible notes	95,000	450,011

Net cash provided by financing activities	$90,116	$525,264

Increase (decrease) in cash and cash equivalents	528,406	(37,764)
Cash and cash equivalents, beginning of year	64,904	102,668
Cash and cash equivalents, end of year	$593,310	$64,904

Supplemental disclosures of cash flow information:
Cash paid for interest	$6,686	$3,714
Cash paid for income taxes	$1,600	$1,600

Noncash investing and financing activities:
Accrued offering costs	$-	120,000
Accrued interest on convertible notes	-	9,570

The accompanying notes are an integral part of these consolidated financial statements.

F-5

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

To The Stars Inc. (which may be referred to as “TTS”, the “Company”, “we”, “us”, or “our”) was incorporated on February 13, 2017 as a Delaware public benefit corporation. TTS has created an entertainment, aerospace and science consortium that inspires and collaborates with global citizens to investigate the outer edges of science and unconventional thinking in order to push human knowledge and capability forward. The Company’s headquarters are located in Encinitas, California.

To The Stars Inc. is the parent company of To The Stars Media, a vertically integrated entertainment company that creates, produces and distributes original and licensed multi-media content, including music, books and film. To the Stars Media has developed several branded media properties, which are included within the consolidated financial statements of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management’s Plans

The Company is still in the development stage and operates at a loss. To date revenues generated from operations have not been sufficient to fund operations. Thus, until the Company can generate sufficient cash flows to fund operations, the Company remains dependent on raising additional capital through debt and/or equity transactions.

During 2022, the Company commenced the filing of its Fourth Regulation A offering (the “Fourth Offering”) to raise additional capital to fund ongoing operations. The Fourth Offering was terminated on November 3, 2022. The Company raised approximately $488,790 and received proceeds, net of offering costs, of approximately $70,365.

The Company’s majority shareholder has committed to provide additional capital if needed to the Company for a period of at least 12 months from the issuance date of these financial statements. Gravity Holdings provided additional funding of $95,000 and $459,581 in Convertible Notes during 2023 and 2022, respectively. The notes have an annual interest rate of 6.0% per annum.

Currently, the Company does not have any commitments or assurances for additional capital, nor can the Company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the Company, further capital needs are identified and the Company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

F-6

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of To The Stars Inc. from the date of its Inception and its subsidiary To The Stars Media for all periods presented. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, fair value of stock-based compensation, sales return allowance, amortization periods of media assets, and recoverability of long-lived assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and are non-interest bearing. Accounts receivable primarily consists of trade receivables. The Company’s beginning Accounts receivable were $92,083 as of December 31, 2021. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company makes judgments as to its ability to collect outstanding receivables and records allowances against receivables if collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivable balances. The Company’s estimates of these allowances ultimately may not be reflective of actual collection results. As of December 31, 2023 and 2022, the allowance was insignificant to the consolidated financial statements.

Inventory

Inventories, which consist primarily of merchandise, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Deferred Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the consolidated balance sheets. The deferred offering costs are netted against the proceeds of the offering in consolidated statements of changes in stockholders’ equity (deficit) or the related debt. There are no deferred offering costs as of December 31, 2023 or 2022.

F-7

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Investments in Joint Ventures

On March 24, 2021, the Company officially signed a co-production agreement with Cartel Pictures, a production, finance and distribution company owned and controlled in part by our director, Stan Spry, to bring together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Cartel’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories. There are many projects at various stages of development including scripted feature films, an animated full-length movie and unscripted series.

Per the co-production agreement, the parties will mutually approve all agreements for the distribution, exhibition or other exploitation of productions, as well as the identity of the licensee/network/studio/distributor. All proceeds from the distribution of productions will be split equally between TTS and Cartel, after recoupment of production costs (and any other costs incurred by either or both parties in connection with the development, production or marketing of any production).

The Company made investments in three joint ventures with Cartel Pictures in 2021, each representing a 50% ownership. In 2022 and 2023, the Company made no significant investments as most projects are in the scriptwriting and idea-creation phase. As a result, there is currently no financial activity to report for these Joint Ventures beyond the initial investments listed in the financial statements. As of December 31, 2023, material assets of the Joint Ventures included approximately $199,100 in capitalized development costs.

The Company accounts for these investments using the equity method whereby the initial investment is recorded at cost and subsequently adjusted by the Company’s share of income or loss from the joint venture(s.) Investments in these joint ventures for the years ended December 31, 2023 and 2022 were $118,800 and $116,300, respectively.

Pre-publication Costs (Media Assets)

The Company capitalizes the art, prepress, manuscript, studio time, engineering, production and other costs incurred in the creation of the master copy or final product of a book, music or other media (the “pre-publication costs”). Pre-publication costs related to books and other media are primarily amortized from the date of issuance over a period of five years using the straight-line method as most of these pre-publication costs are spread over multiple products issued within that time frame. For music related cost, the Company uses the sum-of-the-years-digits method, which is an accelerated method for calculating an asset’s amortization. Under this method, the amortization expense recorded for a pre-publication cost asset is approximately 47% (year 1), 25% (year 2), 14% (year 3), 8% (year 4) and 5% (year 5). The amortization methods and periods chosen best reflect the pattern of expected sales generated from individual titles, music and/or programs. The Company periodically evaluates the remaining lives and recoverability of capitalized pre-publication costs, which are often dependent upon program acceptance by state adoption authorities. For the years ended December 31, 2023 and 2022, there was no impairment of pre-publication costs.

F-8

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Royalty Advances

Royalty advances to authors are capitalized and represent amounts paid in advance of the sale of an author’s product and are recovered as earned. As advances are recorded, a partial reserve may be recorded immediately based primarily upon historical sales experience. Advances are evaluated periodically to determine if they are expected to be recovered. Any portion of a royalty advance that is not expected to be recovered is fully reserved. As of December 31, 2023 and 2022, the Company had prepaid royalty advances, net of reserves, totaling $101,576 and $86,347, respectively, in the accompanying consolidated balance sheets.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition

The Company recognizes revenue pursuant to Accounting Standards Codification 606, which requires revenue to be recognized at an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

Revenue is recognized from the Company’s in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, the Company recognizes revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis. The nature of the Company’s business allows for customers to return previously purchased goods for a return or exchange which may result in a reduction of the Company’s revenues. These sales returns have not been significant to the Company’s revenues in the accompanying financial statements.

For the years ended December 31, 2023 and 2022, all of the Company’s revenues consisted of sales of physical merchandise, and sales of music, books or other media delivered in electronic formats.

In November 2023, the Company generated $440,997 in preordered sales recorded as deferred revenue. The product is expected to ship in the second quarter of 2024 when sales will be realized. In 2023, the Company also recorded $11,631 to Deferred Revenues relating to receipts from media sales.

Cost of Revenues

Cost of revenues consists of payment & distribution fees, merchandise costs, shipping costs, consulting and content costs which do not meet the capitalization criteria, royalties, etc.

General and Administration

General and administrative expenses include general corporate expenditures consisting of rent and facility costs, accounting, and legal fees, insurance expenses, etc.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $83,619 and $76,896 for the years ended December 31, 2023 and 2022, respectively.

F-9

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Stock-Based Compensation

The Company uses ASC 718 for stock-based compensation. Compensation for all stock-based awards, including stock options and restricted stock, is measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company’s underlying common stock. The Company recognizes compensation expense for stock options and restricted stock awards on a straight-line basis over the associated service or vesting periods.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

Income Taxes

The Company applies ASC 740, Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

Cash

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. To date there have been no losses.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

F-10

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts receivable, other current assets, accounts payable, accrued liabilities, deferred revenue, etc. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Basic Loss per Common Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company’s common stock equivalents consist of common stock issuable upon the exercise of options, warrants, and convertible notes. As of December 31, 2023 the total number of potentially dilutive shares were 3,174,588. As of December 31, 2023 and 2022, the effect of dilutive securities was anti-dilutive and thus is not included.

Recent Accounting Pronouncements

In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren’t measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity’s exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in FASB ASC 326 were trade accounts receivable. We adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements and primarily resulted in new/enhanced disclosures only.

NOTE 3 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Property and equipment consisted of the following at December 31, 2023 and 2022:

	2023	2022
Furniture and fixtures	$25,274	$25,274
Machinery and equipment	159,489	159,489
Total property and equipment	184,763	184,763
Less accumulated depreciation	(183,316)	(179,128)
	$1,447	$5,635

Depreciation expense for the years ended December 31, 2023 and 2022 was $4,188 and $4,380, respectively.

F-11

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Media assets consisted of the following at December 31, 2023 and 2022:

	2023	2022
Music	$322,576	$322,576
Books and other media	398,166	385,156
Website development and content	188,882	188,882
Total media assets	909,624	896,614
Less accumulated amortization	(896,531)	(881,567)
	$13,093	$15,047

Amortization expense for the years ended December 31, 2023 and 2022 was $14,964 and $32,119, respectively. Future estimated amortization expense for the years ending December 31, 2024 are $4,749; 2025 are $1,753; 2026 are $1,753; 2027 are $1,539, and $3,299 thereafter.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Litigation

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to our business. These matters may include product liability, intellectual property, employment, personal injury cause by our employees, and other general claims. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. As of December 31, 2023 and 2022, except as previously disclosed, there was no pending or threatened litigation.

Contracts

The Company routinely enters into long-term commitments with writers for the future delivery of book and screenplay-related product. Such commitments generally become due only upon delivery and Company’s acceptance of the product. Additionally, such commitments are typically cancelable at the Company’s discretion, generally without penalty.

NOTE 5 – STOCKHOLDERS’ EQUITY (DEFICIT)

Preferred Stock

The Company is authorized to issue 91,000 shares of preferred stock. No shares of preferred stock were outstanding as of December 31, 2023 and 2022.

Common Stock

The Company is authorized to issue 100,000,000 shares of Class A common stock. As of December 31, 2023 and 2022, there were 13,911,164 and 13,909,664 shares of Class A common stock outstanding, respectively.

See Note 6 for additional stock issuances.

F-12

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Regulation A Offerings

The Company’s fourth Regulation A offering was qualified on March 31, 2022 and was terminated on November 3, 2022. The Company sold approximately 97,757 shares with gross proceeds of $488,790 before offering costs of $418,425.

Stock Incentive Plan

In May 2017, the Company established the 2017 Stock Incentive Plan (the “Original Plan”). Under the terms of the Original Plan, the Company was authorized to issue 17,500,000 shares of Class A common stock. On April 23, 2019, the Board approved the Amended and Restated 2017 Stock Incentive Plan (“ANR Plan”) to reduce the maximum number of shares of common stock reserved for issuance under the Original Plan to 2,518,514 shares. This was again amended twice during the year ended December 31, 2021 to increase the number of shares of common stock reserved for issuance under the plan to 3,043,556 and then to 3,791,336 through the Second Amended and Restated Equity Incentive Plan (the “Equity Incentive Plan”).

The Equity Incentive Plan allows the board of directors, or a committee thereof, to grant awards consisting of stock options, stock awards, and restricted stock units to employees, non-employee members of the board of directors of the Company or its affiliates, and consultants and other independent advisors who provide services the Company or its affiliates. The exercise price of the options issued under the Plan shall not be less than 100% of the fair market value of the Company’s Class A common stock on the date of grant. If an option grant is made to an employee that also holds 10% or more of the Company’s outstanding Class A common stock, then the exercise price of the option shall be no less than 110% of the fair market value of the Class A common stock on the date of grant.

During 2023, 1,500 shares of Class A common stock were issued upon the exercise of stock options by a former employee for a total of $4. No stock options were granted or exercised during the year ended December 31, 2022.

As of December 31, 2023, there were 531,730 shares available for issuance under the Equity Incentive Plan.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company uses the following inputs when valuating stock-based awards. The expected life of employee stock options was estimated using the “simplified method,” as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses public company compatibles and historical private placement data as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

F-13

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

A summary of the Company’s stock option activity and related information is as follows:

		Weighted Average	Weighted Average Remaining
	Number of	Exercise	Contractual
	Shares	Price	Term
Outstanding at December 31, 2021	2,338,578	$0.285	6,4
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2022	2,338,578	$0.285	5.7
Granted	-	-	-
Exercised	1,500	-	-
Forfeited	-	-	-
Outstanding at December 31, 2023	2,337,078	$0.285	4.7

Exercisable at December 31, 2023	2,313,860	$0.285	4.7

During the years ended December 31, 2023 and 2022, the Company recognized $73,015 and $271,484, respectively, of stock compensation expense related to stock options. Future stock option compensation expense related to the options to be recognized during the years ending December 31, 2024 is expected to be $12,323 which represents a weighted average remaining vesting period of approximately two months. The amount of future stock-based compensation expense could be affected by any future option grants or by any forfeitures.

Warrants

During the year ended December 31, 2022, the Company granted warrants to purchase 348,000 shares of Class A common stock which vested immediately. Of these warrants, 250,000 were attributed to the Reg offering and charged directly to Additional Paid-in Capital. No warrants were issued or granted in 2023.

The fair value of warrants granted in 2022 were $592,077, of which $156,975 was charged directly to Additional Paid-in Capital and $435,102 was charged to Stock Based Compensation.

During the year ended December 31, 2022, the Company valued the warrants using the Black-Scholes pricing model on the date of grant using the following assumptions:

Expected life (years)	5.0-10.0
Risk-free interest rate	0.27-2.95%
Expected volatility	75.0%
Annual dividend yield	0.0%

A summary of the Company’s warrants activity and related information is as follows:

		Weighted Average	Weighted Average Remaining
	Number of	Exercise	Contractual
	Shares	Price	Term
Outstanding at December 31, 2022	348,000	$2.012	5.7
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2023	348,000	$2.012	4.7

Exercisable at December 31, 2023	348,000	$2.012	4.7

F-14

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE 6 – RELATED PARTY TRANSACTIONS

My Products, LLC – Merchandising and Licensing Agreement with Related Party

The Company entered into a Merchandising Agreement with My Products, LLC (“My Products”)(f/s/o Tom DeLonge p/k/a Angels & Airwaves) (the “Merchandise Agreement”) on June 1, 2021. Under the Merchandise Agreement, the Company acquired the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell My Products merchandise. This licensing agreement covers only Angels & Airwaves merchandise and does not include a license to Angels & Airwaves’ music. The Company has a relationship with record labels to purchase music media, like vinyl records, at wholesale. The term of the Merchandise Agreement is one (1) year and shall automatically extend until such time as either party provides thirty (30) day written notice of termination. The Company agrees to pay My Products royalties as laid out in the Merchandise Agreement. The Merchandise Agreement was amended December 1, 2021, to clarify certain terms, including one that increased the royalty rates paid on the sale of merchandise by the Company. Costs expensed under this Merchandising Agreement were $14,825 and $26,175 in the years ended December 31, 2023 and 2022, respectively.

Convertible Note

On March 8, 2022, Mr. DeLonge purchased a note that converts to Class A common stock for $300,000.

On December 31, 2022, additional capital contributions made by Mr. DeLonge during 2022 of $150,011 were agreed to be added to the convertible note for a new principal sum of $459,581 that also included accrued interest of $9,570.

During 2023, Mr. DeLonge made additional capital contributions of $95,000 that were added to the convertible note. At the same time, the note was amended so interest expense is to be calculated at maturity and the maturity date is December 31, 2025. The total principal amount of the convertible note at December 31, 2023 is $554,581 and interest expense accrued was $32,831. The interest is payable only when the note is paid in full or converted into shares of Class A common stock.

The note automatically converts into Class A common stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. The note is contingently convertible into common stock upon the occurrence of certain liquidating or financing events. If the note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 489,510 shares of Class A common stock. At any time on or after the Maturity Date, at the election of the Holder, this Note will convert into that number of shares of common stock equal to the quotient (rounded down to the nearest whole share) obtained by dividing the outstanding principal balance and unpaid accrued interest of this Note on the date of such conversion by the conversion price of $1.20. At issuance and at December 31, 2023, the convertible note cannot be converted by terms of the agreement. See also Exhibit 6.25.

Accounts Payable

As of December 31, 2023, there is a balance due to My Products LLC and Thomas DeLonge recorded in the Company’s accounts payable in the amount of $7,458 consisting of $7,458 due to My Products, LLC for royalties. During 2023, My Products LLC reimbursed the Company for 50% of a shared employee’s salary.

NOTE 7 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2023 and 2022:

	2023	2022
Current tax provision:
Federal	$-	$-
State	1,600	1,600
Total	1,600	1,600

Deferred tax provision:
Federal	(8,449)	(256,052)
State	(2,889)	(67,754)
Total	(11,338)	(323,806)
Valuation allowance	11,338	323,806
Total provision for income taxes	$1,600	$1,600

F-15

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the years ended December 31:

	2023	2022
Federal tax. Benefit at statutory rate	21.0%	21.0%
Permanent differences:
State taxes, net of federal benefit	1.3%	1.3%
Stock based compensation	(11.8)%	1.7%
Temporary differences:
Change in valuation allowance	10.5%	(24.0)%
Total provision for income taxes	0.0%	0.0%

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	Asset (Liability)
	2023	2022
Current:
Accruals and other	$5,794	$8,556

Noncurrent:
Net operating loss carryforwards	1,747,207	1,733,107
Valuation allowance	(1,753,001)	(1,741,663)
Net deferred tax asset	$-	$-

On December 31, 2023, the Company had net operating loss carry forwards of approximately $6,514,611 that may be offset against future taxable income through 2038. Net operating losses after 2017 for Federal purposes are unlimited. The difference between the Company’s tax rate and the statutory rate is due to a full valuation allowance on the deferred tax asset.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2016. The Company currently is not under examination by any tax authorities.

The Company’s evaluation on December 31, 2023, revealed no uncertain tax positions that would have a material impact on the financial statements. The 2020 through 2023 tax years remain subject to examination by the IRS and the State of California. The Company does not believe that any reasonable possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Federal income tax laws limit a company’s ability to utilize certain net operating loss carry forwards in the event of a cumulative change in ownership in excess of 50%, as defined under Internal Revenue Code Section 382. The Company has completed numerous financing transactions that have resulted in changes in the Company’s ownership structure. The utilization of net operating loss and tax credit carry forwards may be limited due to these ownership changes.

F-16

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through April 26, 2024, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements, other than those disclosed.

ITEM 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)
2.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation (2)
2.4	Amended and Restated Bylaws (2)
2.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated July 1, 2020 (3)
2.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated April 9, 2021 (4)
2.7	Amendment to Bylaws (5)
2.8	Amendment to Amended and Restated Certificate of Incorporation dated December 7, 2021 (10)
3.1	Stockholders Agreement (1)
6.1	2017 Stock Incentive Plan (1)
6.2	Notice of Grant of Stock Option (1)
6.3	Lock-Up Agreement (1)
6.4	Materials Study – Set A Program Statement of Work (6)
6.5	Rescission and Relinquishment Agreement (Stockholders) dated April 17, 2019 (7)
6.6	Rescission and Relinquishment Agreement (Options) dated April 18, 2019 (7)
6.7	Amended and Restated 2017 Stock Incentive Plan (7)
6.8	Independent Director Agreement dated May 14, 2019 (2)
6.9	Subscription Agreement dated May 14, 2019 (2)
6.10	Asset Purchase Agreement dated July 15, 2019 (8)
6.11	Cooperative Marketing Agreement dated July 11, 2019 (9)
6.12	Addendum to Cooperative Marketing Agreement dated April 15, 2020 (9)
6.13	Cooperative Research and Development Agreement dated October 10, 2019 (9)
6.14	Binding Term Sheet dated December 24, 2020 (4)
6.15	Cartel Co-Production Agreement dated March 29, 2021 (10)*
6.16	Amendment to Binding Term Sheet dated August 18, 2021 (10)
6.17	Merchandise Agreement dated June 1, 2021 (10)
6.18	Vivaris Capital Debt Payment Agreement dated June 23, 2021 (10)
6.19	Independent Director Agreement Amended and Restated dated January 1, 2021 (10)*
6.20	Second Amended and Restated 2017 Equity Incentive Plan (10)
6.21	Exchange Listing, LLC Consulting Agreement (10)*
6.22	Exchange Listing, LLC Stock Purchase Agreement (10)
6.23	Exchange Listing, LLC Warrant Agreement (10)*
6.24	Independent Director Agreement (June 14, 2021) (10)
6.25	Convertible Note (10)
6.26	Amendment to Merchandise Agreement dated December 21, 2021 (10)
6.27	Amendment to Convertible Note (11)
6.28	Amendment to Convertible Note (Dec. 31, 2023)*#

(1) Incorporated by reference from the Company’s Form 1-A filed with the SEC July 10, 2017.

(2) Incorporated by reference from the Company’s Form 1-A on June 3, 2019.

(3) Incorporated by reference from the Company’s Form 1-U filed July 14, 2020.

(4) Incorporated by reference from the Company’s Form 1-K filed April 30, 2021.

(5) Incorporated by reference from the Company’s Form 1-U filed October 15, 2020.

(6) Incorporated by reference from the Company’s Form 1-SA filed September 26, 2018.

(7) Incorporated by reference from the Company’s Form 1-K filed April 30, 2019.

(8) Incorporated by reference from the Company’s Form 1-SA filed September 27, 2019.

(9) Incorporated by reference from the Company’s Form 1-A filed August 3, 2020.

(10) Incorporated by reference from the Company’s Form 1-A filed March 16, 2022.

(11) Incorporated by reference from the Company’s Form 1-K filed April 28, 2023.

* Portions of the exhibit have been omitted.

# Filed herewith.

21

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Encinitas, State of California, on April 26, 2024.

TO THE STARS INC.

/s/ Thomas M. DeLonge
By Thomas M. DeLonge, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Thomas M. DeLonge
Thomas M. DeLonge,
Director, Chief Executive Officer, and President
Date: April 26, 2024

/s/ Louis Tommasino
Louis Tommasino,
Chief Financial Officer and Principal Accounting Officer
Date: April 26, 2024

/s/ James Semivan
James Semivan,
Director
Date: April 26, 2024

/s/ Stan Spry
Stan Spry
Director
Date: April 26, 2024

/s/ J. Christopher Mizer
J. Christopher Mizer,
Director
Date: April 26, 2024

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